UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                             ThermoTrex Corporation
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                   883666-10-9
                               ------------------
                                 (CUSIP Number)

               Seth H. Hoogasian, Esq.          Thermo Electron Corporation
               General Counsel                  81 Wyman Street
               (617) 622-1000                   Waltham, MA  02254-9046
            ---------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                             February 23, 1996
       -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Anthony J. Pellegrino
                ###-##-####

         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [   ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                N/A

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
                 7  SOLE VOTING POWER
    NUMBER OF
                    796,613
      SHARES

   BENEFICIALLY  8  SHARED VOTING POWER

     OWNED BY       10,408
                 9  SOLE DISPOSITIVE POWER
        EACH
                    796,613
     REPORTING   10 SHARED DISPOSITIVE POWER

    PERSON WITH     10,408
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        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                807,021

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [   ]


        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                4.2%
        14      TYPE OF REPORTING PERSON *

                IN
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        The Reporting Person hereby amends his statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of ThermoTrex Corporation (the "Issuer"), as set forth below.

        This Amendment No. 1 to Schedule 13D is filed by the Reporting Person to reflect his present ownership of less than five percent of the outstanding shares of Common Stock of the Issuer. Accordingly, unless and until the Reporting Person's ownership increases to more than five percent of the Common Stock of the Issuer, the Reporting Person is no longer subject to the reporting requirements of Schedule 13D with respect to his ownership of the Issuer's Common Stock.

   Item 1.  Security and Issuer.

        This Amendment relates to the shares (the "Shares") of common stock, par value $0.01 per share, of ThermoTrex Corporation (the "Issuer"). The Issuer's principal executive offices are located at 10455 Pacific Center Court, San Diego, California 92121.

   Item 2.  Identity and Background.

        (a) This Amendment is being filed by Anthony J. Pellegrino (the "Reporting Person").

        (b) The Reporting Person's residence address is 23 Sunswept Drive, New Fairfield, Connecticut 06812.

        (c) The Reporting Person's present principal occupation is Chairman of the Board and Chief Executive Officer, LORAD Corporation, 36 Apple Ridge Road, Danbury, Connecticut 06810. LORAD Corporation ("LORAD") is a wholly-owned subsidiary of the Issuer.

        (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

        (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order
   (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

        (f)  The Reporting Person is a citizen of the United States.

   Item 3.   Source and Amount of Funds or Other Consideration.

        Not applicable.

   Item 4.  Purpose of Transaction
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        Except as set forth in Item 6 with respect to certain stock options owned by the Reporting Person, the Reporting Person has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

   Item 5.  Interest in Securities of the Issuer.

        (a) The Reporting Person beneficially owns 807,021 Shares (including 134,500 Shares that the Reporting Person has the right to acquire through the exercise of stock options), or approximately 4.2% of the outstanding Shares.

        (b) The Reporting Person has the sole power to vote and dispose of the Shares owned by him, except as follows: 10,408 Shares are held in a trust of which the Reporting Person's spouse is the trustee for the benefit of the Reporting Person's minor child.

        (c) The Reporting Person has effected no transactions with respect to the Shares during the past 60 days.

        (d)  Not applicable.

        (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Shares of the Issuer on February 23, 1996.

   Item 6. Contracts, Arrangement, Understandings or Relationships with respect to Securities of the Issuer.

        The Reporting Person was the principal shareholder of LORAD and acquired 1,214,713 Shares in exchange for his shares of LORAD pursuant to an Agreement and Plan of Merger by and among the Issuer, LORAD, TTC-Lorad Acquisition Corp., the Reporting Person and others, dated as of November 16, 1992 (the "Merger Agreement"). In connection with the transactions represented by the Merger Agreement, the Reporting Person also was granted an option to acquire 112,500 Shares at an exercise price of $9.57 per Share. Share numbers and prices set forth in this Amendment have been revised to reflect a 3 for 2 stock split of the Issuer's Common Stock effected on October 20, 1993. The Reporting Person was also granted an option to purchase 22,000 Shares at an exercise price of $15.45 per Share on December 21, 1993 pursuant to the Issuer's Nonqualified Stock Option Plan.

   Item 7.  Material to be Filed as Exhibits.

        (a) Agreement and Plan of Merger by and among the Issuer, LORAD, TTC-Lorad Acquisition Corp., the Reporting Person and others (filed as
   Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated November 17, 1992 [File No. 1-10791] and incorporated herein by reference).

        (b) Stock Option Agreement between the Reporting Person and the Issuer dated November 16, 1992 (filed as Exhibit (n) to the Issuer's Annual Report on Form 10-K for the fiscal year ended January 2, 1993 [File No. 1-10791] and incorporated herein by reference).
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        (c)  Nonqualified Stock Option Plan of the Issuer (filed as Exhibit
   10(i) to the Issuer's Registration Statement on Form S-1 [Reg. No. 33-6763] and incorporated herein by reference).
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   Signatures

        After reasonable inquiry and to the best of his knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


   Date: September 15, 1997                /s/ Anthony J. Pellegrino
                                           _____________________
                                           Anthony J. Pellegrino